Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of February, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding announcement released on 25 February 2003




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Prudential plc

2. Name of director

David Clementi and Philip Broadley

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Frank Nominees Limited

Philip Broadley

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Prudential plc shares by Executive Directors

7. Number of shares / amount of stock acquired

David Clementi 4,000 shares

Philip Broadley 1,600 shares

8. Percentage of issued class

David Clementi 0.0002%

Philip Broadley Less than 0.00008%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Shares of 5p each

12. Price per share

David Clementi GBP3.235

Philip Broadley GBP3.1949

13. Date of transaction

25 February 2003

14. Date company informed

25 February 2003

15. Total holding following this notification

David Clementi 10,742 shares

Philip Broadley 173,065 shares

16. Total percentage holding of issued class following this notification

David Clementi 0.0005%

Philip A J Broadley 0.008%



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information



24. Name of contact and telephone number for queries

Jennie Webb, 020 7548 6027

25. Name and signature of authorised company official responsible for making this notification

John Price, Deputy Group Secretary, 020 7548 3805

Date of Notification

25 February 2003

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 25 February, 2003

                              PRUDENTIAL PUBLIC LIMITED COMPANY

                              By: /s/    John Price or Robert Walker

                                         John Price, Deputy Group Secretary or
                                         Robert Walker, Deputy Group Secretary